Exhibit 99.1

Cincinnati Bell Inc.

Telecommunications Peer Group

The companies comprising the Telecommunications Peer Group are listed below:

ATN International, Inc.	Iridium Communications Inc.
CenturyLink, Inc.	ORBCOMM Inc.
Cogent Communications Holdings, Inc.	SBA Communications Corporation
Consolidated Communications Holdings, Inc.	Shenandoah Telecommunications Company
Endurance International Group Holdings, Inc.	Spok Holdings, Inc.
Frontier Communications Corporation	Telephone and Data Systems, Inc.
GCI Liberty, Inc.	United States Cellular Corporation
Gogo Inc.	Vonage Holdings Corp.
GTT Communications, Inc.	Zayo Group Holdings, Inc.
IDT Corporation